The Children’s Place Retail Stores, Inc.

500 Plaza Drive

Secaucus, New Jersey 07094

September 18, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Tia L. Jenkins

Re:	The Children’s Place Retail Stores, Inc.
Forms 8-K

Filed May 23, 2013 and March 26, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2013

Response dated July 24, 2013

File No. 000-23071

Dear Ms. Jenkins:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Jane T. Elfers, dated August 19, 2013 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Items 2.02 and 9.01 Forms 8-K filed on May 23, 2013 and March 26, 2013

Exhibit 99.1

Reconciliation of Non-GAAP Financial Information to GAAP Information

1.	Since you present non-GAAP net income and income per share, please confirm you will disclose how the tax effects of the non-GAAP items were calculated. Please provide us with the draft disclosure you propose to include in future filings.

Response: In response to the Staff’s comment, the Company confirms that it will disclose how the tax effects of the non-GAAP items were calculated in future filings. We will present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP in the format as shown below:

THE CHILDREN’S PLACE RETAIL STORES, INC.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION TO GAAP

(In thousands, except per share amounts)

(Unaudited)

	Second Quarter Ended		Year-to-Date Ended
	August 3,	July 28,	August 3,	July 28,
	2013	2012	2013	2012

Net income (loss)	$(23,636)	$(17,924)	$(4,364)	$6,810

Non-GAAP adjustments:
Expenses:
Store disposition	12,074	-	12,653	1,250
Asia Reorganization	714	-	1,067	-
DC exit costs	61	3,062	(962)	3,896
IT Impairment	10,323	-	10,323	-
Restructuring severance costs	-	-	-	1,971
Obsolete supply and fixture costs	-	164	-	883
Legal Settlement	-	1,087	-	1,087
Accelerated depreciation for Canadian store remodels	-	465	-	1,358
Aggregate impact of Non-GAAP adjustments	23,172	4,778	23,081	10,445
Income tax effect (1)	(8,971)	(1,849)	(8,851)	(3,994)
Net impact of Non-GAAP adjustments	14,201	2,929	14,230	6,451

Adjusted net income (loss)	$(9,435)	$(14,995)	$9,866	$13,261

GAAP net income (loss) per common share	$(1.05)	$(0.74)	$(0.19)	$0.28

Adjusted net income (loss) per common share	$(0.42)	$(0.62)	$0.43	$0.54

(1) The tax effects of the non-GAAP items are calculated based on the statutory rate of the jurisdiction in which the discrete item resides.

Definitive Proxy Statement on Schedule 14A filed on April 8, 2013

Compensation Discussion and Analysis, Page 17

CEO Compensation, Page 25

2.	We note your response to comment 6 in our letter dated June 27, 2013. Given that the introductory paragraph to your realized compensation disclosure states that Board and Compensation Committee believe that compensation should be measured and evaluated on a basis that reflects actual compensation received, please expand the proposed disclosure to explain why you have omitted the amounts included as All Other Compensation in the Summary Compensation Table from Realized Compensation as presented on page 25.

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Response: In response to the Staff’s Comment, please note that on page 21 of the Company’s 2013 Proxy Statement we indicate that “[o]ur Board and Compensation Committee believe that compensation should be measured and evaluated on a basis that takes into account the effect of actual performance on compensation actually received.”   In our Summary Compensation Table as presented on page 25 we identify our Chief Executive Officer as receiving the use of a Company car and driver, as well as financial planning and tax preparation services, payment or reimbursement for the premium cost of supplemental life insurance, and payment or reimbursement for the premium cost of supplemental long-term disability insurance.  We are required to provide these perquisites to our Chief Executive Officer pursuant to her amended employment agreement; her receipt of these perquisites is not affected by her actual performance and accordingly we have omitted these amounts from our realized compensation calculation as presented in the table on page 25.

We will enhance our disclosure by clarifying in future versions of the introductory paragraph to our realized compensation disclosure on page 24 that our Board and Compensation Committee believe “that compensation should be measured and evaluated on a basis that takes into account the effect of actual performance on compensation actually received.”  We will also enhance our disclosure by adding the following language to the footnotes to future versions of the table appearing on page 26 (emphasis added to show newly proposed language):

Period	The Children’s Place CEO Realized Compensation[1]	CEO TDC as Reported in Summary Compensation Tables[2]
		Peer Group			The Children’s Place
		25th	Median	75th
[____]	$ [_________]	$ [_______]	$ [_______]	$ [_______]	$ [_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]
[____]	[_________]	[_______]	[_______]	[_______]	[_______]

(1)     Realizable Compensation consists of compensation reported in the Summary Compensation Table excluding (i) performance-based equity awards granted but not earned due to the Company not achieving the performance target threshold set by the Company’s Compensation Committee for that fiscal year and (ii) compensation reported in the “All Other Compensation” column of the Summary Compensation Table. We do not include compensation reported in the “All Other Compensation” column of the Summary Compensation Table as we are required to provide these perquisites to our Chief Executive Officer pursuant to her amended employment agreement; accordingly her receipt of these perquisites is not affected by her actual performance. This table should not be viewed as a substitute for the Summary Compensation Table.

(2)     TDC, or Total Direct Compensation, consists of total compensation as reported in the “Total” column of the Summary Compensation Table in this proxy statement and, for our Peer Group of companies, the total compensation as reported in the “Total” column of the Summary Compensation Table appearing in their proxy statements.

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We believe the responses above fully address the comments contained in the Letter. Please call me at (201) 453-7351 if you have any questions regarding the above or require any additional information.

Very truly yours,

/S/ Michael Scarpa
Michael Scarpa
Chief Operating Officer and Chief Financial Officer

cc:	Myra Moosariparambil

Adam Turk

James Lopez

Jane T. Elfers

Bradley P. Cost, Esq.

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